UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6‑K dated July 25, 2018

Commission File Number:  1‑13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F ☒          Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82‑ __________

Enclosure:  A press release dated July 25, 2018, announcing STMicroelectronics’ Second Quarter 2018 Financial Results and First Half Financial Results.

PR No: C2855C

STMicroelectronics Reports Q2 2018 Financial Results

●	Q2 net revenues $2.27 billion (up 18.0% Y/Y), operating margin 12.7%, net income $261 million
●	Q2 Y/Y revenue performance balanced across product groups, regions and end markets
●	Q3 business outlook at mid-point: net revenues up about 10.0% Q/Q, gross margin about 40.0%

Geneva, July 25, 2018 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the second quarter ended June 30, 2018. In addition, this press release contains non-U.S. GAAP measures (see Appendix for additional information).

Second quarter net revenues and gross margin were above the mid-point of the Company’s outlook.  ST reported second quarter net revenues of $2.27 billion, gross margin of 40.2%, operating margin of 12.7%, and net income of $261 million or $0.29 diluted earnings per share.

Jean-Marc Chery, STMicroelectronics President & CEO, made the following comments:

●
“ST had another quarter of double-digit, year-over-year revenue growth, with improved performance across key financial metrics. We are on track with the goal set at our Capital Markets Day to grow year-over-year 2018 revenues between about 14% to 17%.

●	“Revenue increased 18% year-over-year on balanced growth across all product groups, regions and end markets, with an especially strong performance in Industrial.
●	“Operating income and net income were up sharply year-over-year, increasing respectively about 60% and 73%.
●
“ST’s third quarter outlook is for revenues to grow sequentially about 10.0%, reflecting year-over-year growth of 16.8%, and gross margin to be about 40.0%. This is driven by continued healthy demand in our end markets and, as anticipated, by growth in smartphone applications.”

Financial Summary (U.S. GAAP)(1)

($ in millions except earnings per share)	Q2 2018	Q1 2018	Q2 2017	Y/Y	Q/Q
Net Revenues	$2,269	$2,226	$1,923	18.0%	1.9%
Gross Margin	40.2%	39.9%	38.3%	190 bps	30 bps
Operating Income	$289	$269	$181	59.7%	7.4%
Operating Margin	12.7%	12.1%	9.4%	330 bps	60 bps
Net Income	$261	$239	$151	72.8%	9.2%
Diluted Earnings Per Share	$0.29	$0.26	$0.17	70.6%	11.5%

(1)	Certain amounts in the prior periods have been adjusted to reflect the January 1, 2018 adoption of ASU 2017-07 related to the reclassification of certain pension costs.

Second Quarter 2018 Summary Review

Effective January 1, 2018, the Subsystems business unit was transferred from Others to Analog, MEMS and Sensors Group (AMS). Prior periods have been restated accordingly.

Net Revenues By Product Group (in US$ millions)	Q2 2018	Q1 2018	Q2 2017	Y/Y	Q/Q
Automotive and Discrete Group (ADG)	$870	$817	$755	15.2%	6.5%
Analog, MEMS and Sensors Group (AMS)	613	655	553	10.7	(6.4)
Microcontrollers and Digital ICs Group (MDG)	782	750	612	27.8	4.3
Others	4	4	3	24.1	5.9
Total Net Revenues	$2,269	$2,226	$1,923	18.0%	1.9%

Net revenues increased 1.9% sequentially, 40 basis points better than the mid-point of the Company’s guidance. On a year-over-year basis, second quarter net revenues increased 18.0% with all product groups delivering double-digit revenue growth. Year-over-year sales to OEMs and Distribution were up 9.8% and 33.4%, respectively.

Gross profit totaled $911 million, representing a year-over-year increase of 23.6%. Gross margin was 40.2%, 20 basis points better than the mid-point of the Company’s guidance, and increasing 190 basis points year-over-year, largely driven by improved manufacturing efficiency and reflecting a favorable mix shift toward higher value products.

Operating income was $289 million, compared to $181 million in the year-ago quarter, with all product groups growing double-digit and delivering improved profitability. The Company’s operating margin increased 330 basis points to 12.7% of net revenues, compared to 9.4% in the 2017 second quarter.

By product group, compared with the year-ago quarter:

Automotive and Discrete Group (ADG):
●	Revenue grew double-digits, in both Automotive and Power Discrete.
●	Operating profit increased by 28.8% to $84 million, mainly due to higher revenue and associated gross profit. Operating margin increased to 9.7% from 8.7%.

Analog, MEMS and Sensors Group (AMS):

●	Revenue grew double-digits, in both Imaging and in Analog.
●	Operating profit increased by 24.1% to $64 million, mainly due to higher revenue and associated gross profit. Operating margin increased to 10.5% from 9.4%.

Microcontrollers and Digital ICs Group (MDG):
●	Revenue grew double-digits, in both Microcontrollers and Digital ICs.
●	Operating profit increased by 121.6% to $159 million mainly due to higher revenue and associated gross profit. Operating margin increased to 20.3% from 11.7%.

Net income and diluted earnings per share increased to $261 million and $0.29, respectively, compared to $151 million and $0.17, respectively, in the year-ago quarter.

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
US$ in millions	Q2 2018	Q1 2018	Q2 2017	Q2 2018	Q2 2017	TTM Change
Net cash from operating activities	$360	$455	$369	$1,865	$1,368	36.3%
Free cash flow (non-U.S. GAAP)	$(40)	$95	$52	$280	$351	(20.2)%

Capital expenditure payments, net of proceeds from sales, in the second quarter were $390 million, in line with the Company’s CAPEX guidance of $1.2-$1.3 billion for the 2018 full year. In the year-ago quarter, capital expenditures were $307 million.

Inventory at the end of the quarter was $1.56 billion, up from $1.43 billion in the prior quarter, to support demand expected in the third quarter. Day sales of inventory at quarter-end was 103 days, up from 97 days in the prior quarter.

As a result, free cash flow (non-U.S. GAAP) was negative $40 million and positive $56 million in the year-to-date period.

In the second quarter of 2018, the Company paid cash dividends totaling $54 million. A cash dividend of $0.24 per common share payable in equal quarterly installments of $0.06 in each of the second, third and fourth quarters of 2018 and first quarter of 2019 was approved on May 31st at the 2018 Annual General Meeting of Shareholders.

ST’s net financial position (non-U.S. GAAP) was $411 million at June 30, 2018 compared to $522 million at March 31, 2018 and reflected total financial resources of $2.13 billion and total financial debt of $1.72 billion.

Business Outlook

The Company expects third quarter 2018 revenues to increase about 10.0% Q/Q (16.8% Y/Y) at the mid-point of the Company’s guidance, driven by continued healthy demand in the Automotive and Industrial end markets and, as anticipated, by growth in smartphone applications.

The Company’s guidance for the 2018 third quarter is:

●	Net revenue is expected to increase about 10.0% sequentially, plus or minus 350 basis points;
●	Gross margin of about 40.0%, plus or minus 200 basis points;
●	This outlook is based on an assumed effective currency exchange rate of approximately $1.19 = €1.00 for the 2018 third quarter and includes the impact of existing hedging contracts.
●	The third quarter will close on September 29, 2018.

Conference Call and Webcast Information

STMicroelectronics will conduct a conference call with analysts, investors and media to discuss its second quarter 2018 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, http://investors.st.com, and will be available for replay until August 10, 2018.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

●	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;
●	Customer demand that differs from projections;
●	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
●
Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

●
The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

●	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
●	The loading, product mix, and manufacturing performance of our production facilities;
●
The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

●	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
●	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
●
Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

●	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
●	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
●	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
●	Availability and costs of raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;
●	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;
●
The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations; and

●
Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”).

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2017, as filed with the SEC on March 1, 2018. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

About STMicroelectronics

ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.
By getting more from technology to get more from life, ST stands for life.augmented.
In 2017, the Company’s net revenues were $8.35 billion, serving more than 100,000 customers worldwide.
Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Alexis Breton
Director, PR & Media Operations
STMicroelectronics
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	June 30,	July 1,
	2018	2017
	(Unaudited)	(Unaudited)

Net sales	2,250	1,911
Other revenues	19	12
NET REVENUES	2,269	1,923
Cost of sales	(1,358)	(1,186)
GROSS PROFIT	911	737
Selling, general and administrative	(277)	(239)
Research and development	(356)	(326)
Other income and expenses, net	11	15
Impairment, restructuring charges and other related closure costs	-	(6)
Total operating expenses	(622)	(556)
OPERATING INCOME	289	181
Interest expense, net	(2)	(4)
Other components of pension benefit costs	(3)	(3)
Income (loss) on equity-method investments	-	(2)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	284	172
Income tax expense	(21)	(19)
NET INCOME	263	153
Net income attributable to noncontrolling interest	(2)	(2)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	261	151

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.29	0.17
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.29	0.17

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS PER SHARE	915.6	911.1

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Six months ended
	June 30,	July 1,
	2018	2017
	(Unaudited)	(Unaudited)

Net sales	4,463	3,728
Other revenues	31	16
NET REVENUES	4,494	3,744
Cost of sales	(2,695)	(2,320)
GROSS PROFIT	1,799	1,424
Selling, general and administrative	(542)	(473)
Research and development	(705)	(659)
Other income and expenses, net	26	32
Impairment, restructuring charges and other related closure costs	(20)	(11)
Total operating expenses	(1,241)	(1,111)
OPERATING INCOME	558	313
Interest expense, net	(5)	(9)
Other components of pension benefit costs	(5)	(6)
Income (loss) on equity-method investments	-	(2)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	548	296
Income tax expense	(44)	(34)
NET INCOME	504	262
Net income attributable to noncontrolling interest	(4)	(4)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	500	258

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.56	0.29
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.55	0.28

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS PER SHARE	915.1	906.5

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	June 30,	March 31,	December 31,
In millions of U.S. dollars	2018	2018	2017
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	1,683	1,791	1,759
Short-term deposits	15	14	-
Marketable securities	429	429	431
Trade accounts receivable, net	1,106	1,042	1,149
Inventories	1,559	1,435	1,335
Other current assets	405	449	425
Total current assets	5,197	5,160	5,099
Goodwill	121	125	123
Other intangible assets, net	198	205	209
Property, plant and equipment, net	3,410	3,371	3,094
Non-current deferred tax assets	674	632	624
Long-term investments	58	58	57
Other non-current assets	391	517	475
	4,852	4,908	4,582
Total assets	10,049	10,068	9,681

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	118	119	118
Trade accounts payable	991	979	893
Other payables and accrued liabilities	887	940	897
Dividends payable to stockholders	168	6	60
Accrued income tax	40	41	52
Total current liabilities	2,204	2,085	2,020
Long-term debt	1,598	1,593	1,583
Post-employment benefit obligations	374	393	385
Long-term deferred tax liabilities	11	12	11
Other long-term liabilities	208	216	215
	2,191	2,214	2,194
Total liabilities	4,395	4,299	4,214
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 911,141,920 shares issued, 901,354,389 shares outstanding)	1,157	1,157	1,157
Capital surplus	2,766	2,743	2,718
Retained earnings	1,215	1,212	973
Accumulated other comprehensive income	538	724	688
Treasury stock	(89)	(132)	(132)
Total parent company stockholders’ equity	5,587	5,704	5,404
Noncontrolling interest	67	65	63
Total equity	5,654	5,769	5,467
Total liabilities and equity	10,049	10,068	9,681

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q2 2018	Q1 2018	Q2 2017

Net Cash from operating activities	360	455	369
Net Cash used in investing activities	(401)	(374)	(317)
Net Cash used in financing activities	(60)	(54)	(53)
Net Cash increase (decrease)	(108)	32	13

Selected Cash Flow Data (in US$ millions)	Q2 2018	Q1 2018	Q2 2017

Depreciation & amortization	193	185	152
Net payment for Capital expenditures	(390)	(351)	(307)
Dividends paid to stockholders	(54)	(54)	(48)
Change in inventories, net	(157)	(84)	(26)

Appendix
STMicroelectronics
Supplemental Financial Information

	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017
Net Revenues By Market Channel (%)
Total OEM	61%	63%	68%	66%	66%
Distribution	39%	37%	32%	34%	34%

€/$ Effective Rate	1.19	1.18	1.15	1.13	1.09

Product Group Data (a) (US$ Million)
Automotive & Discrete Group (ADG)
- Net Revenues	$870	$817	$821	$775	$755
- Operating Income	$84	$90	$102	$85	$65
Analog, MEMS & Sensors Group (AMS) (b)
- Net Revenues	613	655	902	657	553
- Operating Income	64	64	187	86	52
Microcontrollers & Digital ICs Group (MDG)
- Net Revenues	782	750	740	701	612
- Operating Income	159	146	146	126	72
Others (c)
- Net Revenues	4	4	3	3	3
- Operating Income (Loss)	(18)	(31)	(24)	(16)	(8)
Total
- Net Revenues	$2,269	$2,226	$2,466	$2,136	$1,923
- Operating Income	$289	$269	$411	$281	$181

(a)	Certain amounts in the prior periods have been adjusted to reflect the January 1, 2018 adoption of ASU 2017-07 related to the reclassification of certain pension costs.
(b)	Effective January 1, 2018, the Subsystems business unit was transferred from Others to Analog, MEMS and Sensors (AMS). Prior periods have been restated accordingly.
(c)
Net revenues of Others includes revenues from sales assembly services and other revenue. Operating income (loss) of Others includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. Others includes:

(US$ Million)	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017
Unused Capacity Charges	-	1	1	1	1
Impairment & Restructuring Charges	-	21	20	14	6

(Appendix – continued)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

(US$ Million, except earnings per share in $)	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017
U.S. GAAP Net Earnings	261	239	308	236	151
U.S. GAAP Earnings Per Share	0.29	0.26	0.34	0.26	0.17
Impairment & Restructuring	-	21	20	14	6
Estimated Income Tax Effect	-	(3)	(1)	(1)	(1)
Non-U.S. GAAP Net Earnings	261	257	327	249	156
Non-U.S. GAAP Earnings Per Share	0.29	0.28	0.36	0.28	0.17

(Appendix – continued)
Net financial position (non-U.S. GAAP measure): resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness.

(US$ Million)	Jun 30 2018	Mar 31 2018	Dec 31 2017	Sep 30 2017	Jul 1 2017
Cash and cash equivalents	1,683	1,791	1,759	2,188	1,654
Short term deposits	15	14	-	-	-
Marketable securities	429	429	431	433	335
Total financial resources	2,127	2,234	2,190	2,621	1,989
Short-term debt	(118)	(119)	(118)	(486)	(117)
Long-term debt	(1,598)	(1,593)	(1,583)	(1,689)	(1,348)
Total financial debt	(1,716)	(1,712)	(1,701)	(2,175)	(1,465)
Net financial position	411	522	489	446	524

Free cash flow (non-U.S. GAAP measure) is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding payment for purchases (proceeds from the sale of) marketable securities, short-term deposits and restricted cash. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

(US$ Million)	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017
Net cash from operating activities	360	455	587	463	369
Net cash used in investing activities	(401)	(374)	(442)	(482)	(317)
Payment for purchase and proceeds from sale of marketable securities, investment in short-term deposits, restricted cash	1	14	-	99	-
Free cash flow	(40)	95	145	80	52

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	July 25, 2018	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services